# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Tharimmune, Inc., CIK 0001861657
CUSIP: 432705309
Title of class of securities: Common stock, $0.0001 par value
Address of issuer's principal executive offices: 34 Shrewsbury Ave., Suite 1C, Red Bank, New Jersey (NJ), 07701
Date of event which requires filing of this statement: 01/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001858209

## Reporting persons
- LCV Fund III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,964,759; sole dispositive power 0; shared dispositive power 3,964,759; aggregate amount beneficially owned 3,964,759 (9.99% of the class)
  Comment: As of the date hereof, the Reporting Person's beneficial ownership consists of: (i) 757,724 shares of Common Stock, and (ii) 3,207,035 shares of Common Stock issuable upon the exercise of warrants (the "Warrants") within the next sixty (60) days. The aggregate amount beneficially owned does not consist of 920,917 shares of Common Stock, issuable upon the exercise of the Warrants because the Warrants are subject to restrictions included in the Subscription Agreement between the Issuer and the Reporting Person, which include a 9.99% blocker. The percentage reported in Item 11 is based on 36,444,785 shares of common stock outstanding as reported in the Issuer's definitive proxy statement on Schedule 14A filed with the SEC on December 24, 2025.
- LCV Fund III GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,964,759; sole dispositive power 0; shared dispositive power 3,964,759; aggregate amount beneficially owned 3,956,766 (9.99% of the class)
  Comment: As of the date hereof, the Reporting Person's beneficial ownership consists of: (i) 757,724 shares of Common Stock, and (ii) 3,207,035 shares of Common Stock issuable upon the exercise of the Warrant within the next sixty (60) days. Does not consist of 920,917 shares of Common Stock, issuable upon the exercise of the Warrants because the Warrants are subject to restrictions included in the Subscription Agreement between the Issuer and the Reporting Person, which include a 9.99% blocker. The percentage reported in Item 11 is based on 36,444,785 shares of common stock outstanding as reported in the Issuer's definitive proxy statement on Schedule 14A filed with the SEC on December 24, 2025.
- LCV GP III, L.L.C.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,964,759; sole dispositive power 0; shared dispositive power 3,964,759; aggregate amount beneficially owned 3,964,759 (9.99% of the class)
  Comment: As of the date hereof, the Reporting Person's beneficial ownership consists of: (i) 757,724 shares of Common Stock, and (ii) 3,207,035 shares of Common Stock issuable upon the exercise of the Warrant within the next sixty (60) days. Does not consist of (i) 920,917 shares of Common Stock, issuable upon the exercise of the Warrants because the Warrants are subject to restrictions included in the Subscription Agreement between the Issuer and the Reporting Person, which include a 9.99% blocker. The percentage reported in Item 11 is based on 36,444,785 shares of common stock outstanding as reported in the Issuer's definitive proxy statement on Schedule 14A filed with the SEC on December 24, 2025.
- LCV Fund VIII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,044,927; sole dispositive power 0; shared dispositive power 4,044,927; aggregate amount beneficially owned 4,044,927 (9.99% of the class)
  Comment: As of the date hereof, the Reporting Person's beneficial ownership consists of 4,044,927 shares of Common Stock issuable upon the exercise of the Warrants within the next sixty (60) days. Does not consist of 8,282,625 shares of Common Stock, issuable upon the exercise of the Warrants because the Warrants are subject to restrictions included in the Subscription Agreement between the Issuer and the Reporting Person, which include a 9.99% blocker. The percentage reported in Item 11 is based on 36,444,785 shares of common stock outstanding as reported in the Issuer's definitive proxy statement on Schedule 14A filed with the SEC on December 24, 2025.
- LCV GP VIII, L.L.C.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,044,927; sole dispositive power 0; shared dispositive power 4,044,927; aggregate amount beneficially owned 4,044,927 (9.99% of the class)
  Comment: As of the date hereof, the Reporting Person's beneficial ownership consists of 4,044,927 shares of Common Stock issuable upon the exercise of the Warrants within the next sixty (60) days. Does not consist of 8,282,625 shares of Common Stock, issuable upon the exercise of the Warrants because the Warrants are subject to restrictions included in the Subscription Agreement between the Issuer and the Reporting Person, which include a 9.99% blocker. The percentage reported in Item 11 is based on 36,444,785 shares of common stock outstanding as reported in the Issuer's definitive proxy statement on Schedule 14A filed with the SEC on December 24, 2025.
- LCV Blockchain Management, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,957,086; sole dispositive power 0; shared dispositive power 3,957,086; aggregate amount beneficially owned 3,956,086 (9.98% of the class)
  Comment: As of the date hereof, the Reporting Person's beneficial ownership consists of: (i) 757,724 shares of Common Stock, and (ii) 3,199,362 shares of Common Stock issuable upon the exercise of the Warrant within the next sixty (60) days. Does not consist of 13,301,142 shares of Common Stock, issuable upon the exercise of the Warrants because the Warrants are subject to restrictions included in the Subscription Agreement between the Issuer and the Reporting Person, which include a 9.99% blocker. The percentage reported in Item 11 is based on 36,444,785 shares of common stock outstanding as reported in the Issuer's definitive proxy statement on Schedule 14A filed with the SEC on December 24, 2025.
- Murtaza S. Akbar: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,957,086; sole dispositive power 0; shared dispositive power 3,957,086; aggregate amount beneficially owned 3,957,086 (9.98% of the class)
  Comment: As of the date hereof, the Reporting Person's beneficial ownership consists of: (i) 757,724 shares of Common Stock, and (ii) 3,199,362 shares of Common Stock issuable upon the exercise of the Warrant within the next sixty (60) days. Does not consist of 13,301,142 shares of Common Stock, issuable upon the exercise of the Warrants because the Warrants are subject to restrictions included in the Subscription Agreement between the Issuer and the Reporting Person, which include a 9.99% blocker. The percentage reported in Item 11 is based on 36,444,785 shares of common stock outstanding as reported in the Issuer's definitive proxy statement on Schedule 14A filed with the SEC on December 24, 2025.
- Emil Woods: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,957,086; sole dispositive power 0; shared dispositive power 3,957,086; aggregate amount beneficially owned 3,957,086 (9.98% of the class)
  Comment: As of the date hereof, the Reporting Person's beneficial ownership consists of: (i) 757,724 shares of Common Stock, and (ii) 3,199,362 shares of Common Stock issuable upon the exercise of the Warrant within the next sixty (60) days. Does not consist of 13,301,142 shares of Common Stock, issuable upon the exercise of the Warrants because the Warrants are subject to restrictions included in the Subscription Agreement between the Issuer and the Reporting Person, which include a 9.99% blocker. The percentage reported in Item 11 is based on 36,444,785 shares of common stock outstanding as reported in the Issuer's definitive proxy statement on Schedule 14A filed with the SEC on December 24, 2025.

## Item 1. Issuer
Name of issuer: Tharimmune, Inc.
Address of issuer's principal executive offices: 34 Shrewsbury Ave., Suite 1C, Red Bank, NJ 07701

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:
i. LCV Fund III, L.P.
ii. LCV Fund III GP, L.P.
iii. LCV GP III, L.L.C.
iv. LCV Fund VIII, L.P.
v. LCV GP VIII, L.L.C.
vi. LCV Blockchain Management, L.L.C.
vii. Murtaza S. Akbar
viii. Emil Woods

LCV GP III, L.L.C. is the general partner of LCV Fund III GP, L.P., which is the general partner of LCV Fund III, L.P. and, as such, may be deemed to beneficially own the shares held by LCV Fund III, L.P. LCV GP VIII, L.L.C. is the general partner of LCV Fund VIII, L.P. and, as such, may be deemed to beneficially own the shares held by LCV Fund VIII, L.P. LCV GP III, L.L.C. and LCV GP VIII, L.L.C. are under common control by LCV Blockchain Management, L.L.C. and, as such, LCV Blockchain Management, L.L.C. may be deemed to beneficially own the shares held by LCV Fund III GP, L.P. and LCV Fund VIII, L.P. Murtaza S. Akbar and Emil Woods share voting and investment control of LCV Fund III, L.P. and LCV Fund VIII, L.P. (together, the "LCV Funds") through the general partner entities of the LCV Funds and may be deemed the beneficial owners of such shares.
Address of principal business office or, if none, residence: 120 East 16th Street, 12th floor, New York, NY 10003.
Citizenship: See Item 4 of the cover page for each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Items 5-11 of the cover page for each Reporting Person.
Percent of class: See Items 5-11 of the cover page for each Reporting Person. As of the date hereof, each Reporting Person, considered together hold an aggregate of 16,500,504 warrants, which are exercisable into an aggregate of 16,500,504 shares of Common Stock. The warrants are exercisable at the discretion of the Reporting Person at any time at an exercise price of $0.0001 per Common Stock. A holder of warrants will not be entitled to exercise any portion of any Warrant held by them that, upon giving effect to such exercise, would cause the aggregate number of Common Stock beneficially owned by such holder to exceed 9.99% of the number of Common Stock that would be outstanding immediately after giving effect to the exercise.
Sole power to vote or to direct the vote: See Items 5-11 of the cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Items 5-11 of the cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Items 5-11 of the cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Items 5-11 of the cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- LCV Fund III, L.P.: /s/ Brian Whitehurst, by LCV Fund III GP, L.P., its general partner, by LCV GP III, L.L.C., its general partner, Brian Whitehurst, Chief of Staff (02/02/2026)
- LCV Fund III GP, L.P.: /s/ Brian Whitehurst, by LCV GP III, L.L.C., its general partner, Brian Whitehurst, Chief of Staff (02/02/2026)
- LCV GP III, L.L.C.: /s/ Brian Whitehurst, Brian Whitehurst, Chief of Staff (02/02/2026)
- LCV Fund VIII, L.P.: /s/ Brian Whitehurst, by LCV GP VIII, L.L.C., its general partner, Brian Whitehurst, Chief of Staff (02/02/2026)
- LCV GP VIII, L.L.C.: /s/ Brian Whitehurst, Brian Whitehurst, Chief of Staff (02/02/2026)
- LCV Blockchain Management, LLC: /s/ Brian Whitehurst, Brian Whitehurst, Chief of Staff (02/02/2026)
- Murtaza S. Akbar: /s/ Murtaza S. Akbar, Murtaza S. Akbar (02/02/2026)
- Emil Woods: /s/ Emil Woods, Emil Woods (02/02/2026)